Exhibit 10.16

THIS SHARE PURCHASE AGREEMENT is made and entered into by and among

EuroTel LLC, an entity organized under the laws of the State of Nebraska (“EuroTel”), HunTel Systems, Inc. (“HunTel”), an entity organized under the laws of the State of Nebraska, U.S.A., Consolidated Companies, Inc. (“CCI”), an entity organized under the laws of the State of Nebraska, U.S.A., D&E Investments, Inc. (“D&E”), an entity organized under the laws of the State of Nevada, U.S.A (EuroTel, HunTel, CCI and D&E are collectively referred to herein as Sellers),

and

MNI S A., with its registered seat in Warsaw, an entity organized under the laws of Poland, enrolled into the register of entrepreneurs under KRS number 000003901 (“Buyer”);

WHEREAS, Sellers are the sole shareholders of, and own and hold all right, title and interest to, 100.0% of the shares of Pilicka Telefonia, Sp. z o.o (“PT”), an entity organized under the laws of Poland, enrolled into the register of entrepreneurs under KRS number 0000022741;

WHEREAS, PT provides local exchange telephone services in regions of Poland formerly designated as the voivodships of Radom, Tarnobrzeg and Piotrków; and

WHEREAS, in reliance upon the representations and warranties of Buyer set forth herein, Sellers desire to sell to Buyer, and in reliance upon the representations and warranties of Sellers set forth herein, Buyer desires to purchase from Sellers, all right, title and interest in all the outstanding Shares pursuant to the terms and conditions hereof.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

1.1 “Additional Consideration” has the meaning set forth in Section 3.1(b).

1.2 “Affiliate” means, with respect to a specified Person, any other person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under comment control with the Person specified.

1.3 “Assets” means all of the assets of PT, whether tangible or intangible.

1.4 “Basket” has the meaning set forth in Section 15.l(b)(iii).

1.5 “Business” means PT’s operation of telephony, telephony-related, and other telecommunications businesses (including any related to voice, data transmission and internet services) in Poland through the Systems.

1.6 “Buyer” has the meaning set forth in the Introductory Paragraph.

1.7 “Buyer Investment Banker” has the meaning set forth in Section 6.4.

1.8 “Capital & Operating Budget” has the meaning set forth in Section 5.2(s).

1.9 “Cash Payment” has the meaning set forth in Section 3. l(a).

1.10 “Closing” has the meaning set forth in Section 4.1.

1.11 Reserved

1.12 “Deposit” has the meaning set forth in Section 14.2.

1.13 “Encumbrances” means, collectively, liens, mortgages, security interests and other encumbrances of any kind, character or description, whether accrued, absolute, contingent or otherwise (and whether or not reflected or reserved against in the balance sheets, books of account and records of PT).

1.14 Reserved

1.15 “Event of Loss” has the meaning set forth in Section 16.1.

1.16 “Final Closing Certificate” means the certificate to be delivered by Buyer to Seller after the Closing pursuant to Section 3.2(d).

1.17 “Financial Statements” has the meaning set forth in Section 5.2(f).

1.18 “Government Authorizations” has the meaning set forth in Section 5.2(p).

1.19 “Indemnifiable Damages” means any and all liabilities in respect of suits, proceedings, demands, judgments, damages, expenses and costs (including, without limitation, reasonable legal counsel fees and costs and expenses) incurred in the investigation, defense or settlement of any claims covered by the indemnification set forth in this Agreement.

1.20 “Indebtedness” means (a) all indebtedness for borrowed money, with respect to deposits or advances of any kind, or for the deferred purchase price of property or services, (b) all indebtedness evidenced by a note, bond, debenture or similar instrument, (c) the face amount of all letters of credit and all unreimbursed amounts drawn thereunder, (d) all indebtedness of any other person secured by any lien on any property owned by PT or guaranteed by PT, whether or not such indebtedness has been assumed by PT and (e) all obligations upon which interest charges are customary.

1.21 “Indemnitee” has the meaning set forth in Section 15.3.

1.22 “Indeminitor” has the meaning set forth in Section 15.3.

1.23 “Key Employees” shall mean John Tesmer, Krzysztof Lato, Tomasz Koziel, Mariusz Kiraga, Piotr Kolasinski, Ignacy Bartoszek, Radoslaw Pypec, Katarzyna Olczykowska, Maciej Prawda, Piotr Mizera.

1.24 “Knowledge” or “knowledge” means, as to Buyer, the actual knowledge of any members of senior management of Buyer, and as to Sellers, the actual knowledge of any members of senior management of each of Seller and PT.

1.25 “Material” or “Materiality”: any reference to Material or Materiality herein shall mean presently or, insofar as reasonably can be foreseen, in the future will have an impact of at least $1,500,000 on the Assets, liabilities, earnings or capitalization of PT.

1.26 “Material Adverse Effect” shall mean a Material adverse effect on the Assets, liabilities, earnings or capitalization of PT.

1.27 “Outside Date” has the meaning set forth in Section 4.1.

1.28 “Permitted Encumbrances” means (a) any encumbrances set forth in Schedule 5.2(d); and (b) any materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like liens arising in the ordinary course of business which are not due and payable (or deposits to obtain the release thereof).

1.29 “Permitted Indebtedness” means any indebtedness set forth on Schedule 5.2(g) and any current liabilities, which comprise part of the Working Capital.

1.30 “Person” or “person” means an individual, corporation, limited liability company, partnership, sole proprietorship, association, joint venture, joint stock company, trust, incorporated organization, or governmental agency or other entity.

1.31 “Poland” means the Republic of Poland.

1.32 “Polish GAAP” means Polish generally accepted accounting principles, consistently applied.

1.33 “Pre-Closing Certificate” has the meaning set forth in Section 3.2(c).

1.34 “PT” shall mean Pilicka Telefonia Sp. z o.o.

1.35 “Purchase Price” has the meaning set forth in Section 3.1.

1.36 “Sellers” has the meaning set forth in the Introductory Paragraph.

1.37 “Shares” means the shares of PT.

138 “Six-Month Date” has the meaning set forth in Section 3.1(b).

1.39 “Systems” means the telephony, data and internet systems owned and operated by PT, each of which may be referred to herein individually as a System.

1.40 “Tax” or “Taxes” means any taxes, imposts, duties, fees, levies, withholdings or other like assessments or charges, imposed by either the United States or by Poland (including without limitation the tax on civil law transactions provided by the Polish Act of September 9, 2000 on civil law transactions (unified text, Journal of Laws 2005, number 41, position 399)), or any state, local or foreign government or subdivision or agency thereof, including any interest, penalties and additions to tax attributable thereto.

1.41 “Tax Return” means any tax return (including any estimated tax return), report, election, information return, declaration, statement or other filing (including any amendments thereto) required to be filed with any relevant taxing authority.

1.42 “Third Party” means any Person other than Buyer or Sellers or any Affiliate of Buyer or Sellers.

1.43 “Transfer Taxes” means all Taxes payable in connection with the Sellers’ sale, assignment and transfer of all the outstanding Shares to Buyer, including, without limitation, transfer, stamp, documentary, registration, recording and similar Taxes.

1.44 “Working Capital” means the net position of cash and marketable securities, plus accounts receivable, minus accrued expenses, accounts payable (including trade payables) and other short-term liabilities, recorded in PT’s book of accounts and records in accordance with Polish GAAP.

The plural of any term defined in the singular, and the singular of any term defined in the plural, shall have a meaning correlative to such defined term.

ARTICLE II

PURCHASE AND SALE OF THE SHARES

2.1 Purchase and Sale of the Shares. Sellers shall sell, transfer and, if applicable, deliver to Buyer on the Closing, and Buyer shall purchase from the Sellers on the Closing, all on the terms and conditions set forth in this Agreement, all of the Shares.

2.2 Instruments of Transfer. At the Closing, Sellers will sell, assign and transfer to Buyer all right, title and interest in and to all of the outstanding Shares. At any time and from time to time after the Closing, on Buyers reasonable request, Sellers will execute, acknowledge and deliver such further instruments of sale, assignment and transfer, and take such further actions, as may be reasonably required in conformity with this Agreement for the adequate and effective sale, assignment and transfer of all the outstanding Shares to Buyer. For the avoidance of doubt, at any time prior to Closing, this Agreement shall not constitute a transfer of the Shares under Polish law.

ARTICLE III

PURCHASE PRICE

3.1 Purchase Price: Payment; Allocation.

(a) The purchase price (“Purchase Price”) for the sale of all of the outstanding Shares under this Agreement shall consist of (i) a cash payment of $15,750,000 (“Cash Payment”), and (ii) Additional Consideration as determined in Section 3.1(b). The Cash Payment, together with the Additional Consideration, is referred to herein as the “Purchase Price”. The Cash Payment shall be adjusted in accordance with Section 3.2. The Purchase Price (except for the amount equal to the sum of the Deposit plus any Additional Consideration previously paid by Buyer to Sellers), as adjusted in accordance with Section 3.2, shall be payable to Sellers at the Closing by wire transfer of immediately available funds to an account designated by Sellers, in a written notice delivered by Sellers to Buyer at least five business days prior to Closing.

(b) Unless the Closing shall occur prior thereto, on each of the following dates (“Additional Consideration”‘) shall accrue from Buyer to the Sellers in the total amount of $110,625,00 ($14,750,000 multiplied by 0.75%):

(i) November 1

(ii) December 1

(iii) January 1

(iv) February 1

(v) March 1

(vi) April 1

(vii) May 1

If the Closing has not occurred by February 1, 2006 (the “Sixth-Month Date”), Buyer shall immediately pay to Sellers an amount equal to all accrued Additional Consideration, a total amount of $442,500. Any remaining Additional Consideration shall be paid at Closing. If the Closing occurs between any of the foregoing dates, the Additional Consideration shall be pro rated using a daily accrual of $3,687.00.

(c) All payments made by Buyer pursuant to this Section 3.1, including the Cash Payment and any form of Additional Consideration, shall not be reduced by any taxes, wiring, custodial or other fees or costs, and such costs, except as provided in Section 3.2 and Section 9.5, shall be borne by Buyer. All cash payments shall be made in United States Dollars, unless otherwise mutually agreed.

3.2 Adjustments and Prorations. The Cash Payment shall be adjusted at the Closing as follows:

(a) The Cash Payment shall be increased at the Closing by (i) the amount by which PT’s cash and cash equivalents, less Indebtedness (other than any current liabilities which comprise part of Working Capital; provided, however, that current maturities of long-term Indebtedness shall be included in Indebtedness for purposes of this Section 3.2), exceeds the U.S. dollar equivalent (as provided in Section 17.11) of 10 million PLN at the Closing; and (ii) the net amount of reimbursement for any fees, Transfer Taxes or other costs due by Buyer to Sellers under Sections 9.5 and Article XIII.

(b) The Cash Payment shall be decreased at the Closing by (i) the amount by which PT’s cash and cash equivalents, less Indebtedness (other than any current liabilities which comprise part of Working Capital; provided, however, that current maturities of long-term Indebtedness shall be included in Indebtedness for purposes of this Section 3.2), is less than the U.S. dollar equivalent (as provided in Section 17.11) of 10 million PLN at the Closing, (ii) any amounts set forth in Section 16.1; (iii) the net amount of reimbursement for any fees, Transfer Taxes or other costs due by Sellers to Buyer under Sections 9.5 and Article XIII; (iv) the total amount of the Deposit; (v) the amount of any Purchase Price adjustment required by Section 5.3, and (vi) any amount in excess of $500,000 attributable to a breach (exclusive of any breach of Section 5.3) by Sellers of any representation, warranty and/or covenant contained herein. To the extent the subtractions required to be made by this Section 3.2(b) result in the Cash Payment being reduced to less than zero, there shall be no Cash Payment and the Additional Consideration shall be reduced by the amount that the Cash Payment would otherwise have been reduced below zero.

(c) Sellers shall deliver to Buyer, not less than 10 days prior to the Closing, a certificate signed by or on behalf of each of the Sellers (the “Pre-Closing Certificate”), together with such supporting documentation as Buyer may reasonably request, which Pre-Closing Certificate shall specify Sellers’ good faith estimate of the adjustments to the Purchase Price contemplated by Sections 3.2(a) and 3.2(b).

(d) Within 30 days after the Closing, Buyer shall deliver to Sellers a certificate (the “Final Closing Certificate”) to be signed by a duly authorized representative of Buyer setting forth any changes to the adjustments made as of the Closing pursuant to this Section 3.2 together with a copy of such supporting evidence as shall be appropriate hereunder and as Sellers may reasonably request. If Sellers shall conclude that the Final Closing Certificate does not accurately reflect the changes to be made to the closing adjustments pursuant to this Section, Sellers shall, within 30 days after its receipt of the Final Closing Certificate, provide to Buyer its written statement (together with any supporting documentation, calculation or other reliable instrument as Buyer may reasonably request) of any discrepancy. Sellers’ representatives shall be permitted access to all books, records, billing service reports and other documents reasonably necessary or appropriate for the determination of the adjustments.

(e) Buyer and Seller shall attempt jointly to resolve any discrepancies within 30 days after receipt of Sellers’ discrepancy statement, which resolution, if achieved, shall be binding upon all parties to this Agreement and not subject to dispute or review. If Buyer and Sellers cannot resolve the discrepancies to their mutual satisfaction within such 30 day period, Buyer and Sellers shall, within the following 10 days, jointly retain the Warsaw office of PricewaterhouseCoopers, or (in the event of the unavailability or unwillingness to serve of PricewaterhouseCoopers or the existence of any conflict of interest on the part of PricewaterhouseCoopers with respect to either Buyer or the Sellers) the New York City office of another mutually-acceptable nationally recognized independent public accounting firm to review the Final Closing Certificate together with Seller’s discrepancy statement and any other relevant documents. The cost of retaining such independent public accounting firm shall be borne equally by the Sellers and Buyer. Such firm shall report its conclusions in writing to Buyer and the Sellers and such conclusions as to adjustments pursuant to this Section 3.2 shall be conclusive on Sellers and Buyer and not subject to dispute or review.

(f) If as a result of such adjustments, Buyer shall owe any amount to the Sellers, Buyer shall pay that amount to Sellers in immediately available funds within five business days of such determination, and if Sellers shall owe any amount to Buyer, Sellers shall pay that amount to Buyer in immediately available funds within five business days of such determination (it being agreed that any such amount to be paid by Sellers or Buyer shall not be subject to the limitations of Section 15.1 or 15 2 hereof).

ARTICLE IV

CLOSING

4.1 Closing. Subject to the satisfaction of the terms and conditions of this Agreement, the closing of the transactions contemplated hereby (the “Closing”) shall occur at 9.00 a.m. at the offices of Schnader Harrison Segal & Lewis, 140 Broadway, Suite 3100, New York, New York on May 1, 2006, or such earlier date as is mutually agreed upon by Buyer and Sellers. To the extent any documents must be executed simultaneously in Poland, the parties agree to perform such functions simultaneously in Buyer’s offices in Warsaw, Poland. The Closing shall occur no later than May 1, 2006 (the “Outside Date”).

4.2 Right to Specific Performance. Notwithstanding anything to the contrary set forth herein or elsewhere, (i) Sellers shall be entitled, at their sole option, (a) to waive compliance by Buyer with any term or provision of this Agreement (including, without limitation, any Closing conditions) and/or (b) without the posting of any bond or other security, to require Buyer to consummate and specifically perform the purchase of all of the outstanding Shares from Sellers in accordance with all other terms of this Agreement, if necessary through injunction or other court order or process, if the conditions to the obligations of Buyer to effect the Closing have been satisfied or are capable of being satisfied with Buyer’s reasonable best efforts by or upon the

Closing, if the Closing were to be held, and (ii) Buyer shall be entitled, at its sole option, (a) to waive compliance by Sellers with any term or provision of this Agreement (including, without limitation, any Closing conditions) and/or (b) without the posting of any bond or other security, to require Sellers to consummate and specifically perform the sale of all of the outstanding Shares to Buyer in accordance with all other terms of this Agreement, if necessary through injunction or other court order or process, if the conditions to the obligations of Sellers to effect the Closing have been satisfied or are capable of being satisfied with Sellers’ reasonable best efforts by or upon the Closing, if the Closing were to be held. Any such equitable relief invoked or granted shall not be exclusive and Sellers or Buyer, as the case may be, shall also be entitled to seek and obtain money damages (including, without limitation, court costs, attorney fees and related expenses) insofar as applicable law shall permit, subject (in the case of claims against Seller) to Section 14.1(b). Buyer and Sellers intend this Section 4.2 to be fully enforceable notwithstanding any legal precedent recognizing judicial discretion to limit or deny its recognition.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLERS

As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, Sellers hereby make the following representations and warranties:

5.1 Representations and Warranties Concerning Sellers and the Transaction:

(a) Authorization of Transaction. Each Seller has full power and authority, including full corporate power and authority, to execute, deliver and perform its obligations under this Agreement. This Agreement constitutes the valid and legally binding obligation of each Seller, enforceable in accordance with its terms and conditions. Except to the extent it is determined that approval is needed from the Polish antimonopoly agency, there are no authorizations, consents or approvals that any Seller or PT must obtain from the Government of Poland and/or any other applicable governmental body, Polish or otherwise, in order to consummate the contemplated transaction.

(b) Ownership of the Shares. Except as described in Schedule 5.1(b), Sellers are the lawful holders of record and owners of all of the Shares, in each case free and clear of any liens, claims, restrictions and security interests, and have or will have as of the Closing full legal right to sell, transfer and convey all of the Shares under this Agreement. Apart from this Agreement, neither Sellers nor PT is, or will be as of the Closing, a party to any options, warrants, purchase rights or other contracts or commitments that could require Sellers or PT to sell, transfer or otherwise dispose of any Shares.

(c) Title to the Shares at Closing. At Closing, subject to the fulfillment of all conditions precedent set forth in this Agreement, valid title to all of the Shares, free and clear of any and all liens, claims and security interests or other Encumbrances except as may be created by Buyer, will pass to Buyer from Seller.

(d) Taxes. Except as otherwise provided in this Agreement, Sellers will discharge any and all capital gains tax or any other Taxes which may arise from Sellers’ sale of the Shares to Buyer under this Agreement.

(e) Noncontravention. Except as set forth in Schedule 5.l(e), neither the execution and delivery of this Agreement, nor the consummation of the contemplated transaction, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which Seller is subject or conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or approval under any legal requirement, government regulation, agreement, contract, lease, license, instrument or other arrangement to which Seller is party or by which Seller is bound or to which any of its Assets are subject.

(f) Investment Banker’s Fees. Neither Sellers nor PT has any liability or obligation to pay any fees or commissions to a broker, finder or agent with respect to the contemplated transaction for which Buyer or PT could become liable or obligated to pay. PT shall not be obligated to pay any dues concerning this Agreement and incurred by Sellers or caused by Sellers in connection with this Agreement.

5.2 Representations and Warranties Concerning PT.

(a) Organization: Qualification and Power PT is, or will be as of the Closing, duly organized, validly existing and in good standing under the laws of Poland, and duly authorized to conduct the business in which it is engaged and to own and use the properties owned and used by it. Necessary meetings and other corporate actions of or by PT prior to the Closing have been legally held and all resolutions passed by the meetings of shareholders, supervisory board and management board have been properly adopted and are duly recorded in the book of minutes. Corporate documentation required by Polish law, including without limitation, Articles of Association, book of shares and minutes of meetings, are safely kept, correct, complete and up-to-date. No resolutions on the increase in the share capital of PT nor additional capital contributions to PT have been adopted from the date of this Agreement until Closing.

(b) Capitalization. PT has a share capital of 113,245,500 PLN. No shares are in issue, including pending registration. All of the Shares have been duly authorized, are fully paid, nonassessable and registered, and are, or as of the Closing will be, held of record by Sellers. There are, or as of the Closing there will be, no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that could require PT to issue, sell or otherwise cause to become outstanding any of its capital stock. No resolution increasing the share capital has been adopted or is in the registration process. There are or as of the Closing there will be no outstanding or authorized stock appreciation, profit participation or similar rights with respect to PT. PT does not own, and at Closing will not own, any capital stock in any other person.

(c) Noncontravention. Except with respect to matters set forth in Schedule 5.2(c), neither the execution nor the delivery of this Agreement, nor the consummation of the contemplated transaction, will (A) violate any provision of the charter or bylaws of PT; or (B) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which PT is subject or conflict with, result in a breach of, constitute a default under, give rise to any rights of first refusal under, result in the acceleration of, create in any person the right to accelerate, terminate, modify, cancel or require any notice or approval under any legal requirement, government regulation, agreement, contract, Government Authorization, lease, license, instrument or other arrangement to which PT is a party or by which it is bound or to which any of its Assets are subject, or result in the imposition of any security interest upon any of its Assets.

(d) Title to Assets. Except as set forth on Schedule 5.2(d) (hereinafter “Permitted Encumbrances”), PT owns or will own as of Closing all Assets which are necessary to the regular conduct of its Business, free and clear of all Encumbrances. Neither the execution nor the delivery of this Agreement, nor the consummation of the contemplated transaction, will cause PT to cease owning any Assets. PT has insured the Assets according to local business practice. The change of control in the ownership of PT as a consequence of this Agreement does not cause the termination or expiration of any such insurance.

(e) Leased Property. Each lease and sublease of Assets leased or subleased to PT is legal, valid, binding and enforceable against PT and, to the best knowledge of Sellers, the other parties thereto and in full force and effect.

(f) Financial Statements. The unaudited financial statements attached as Schedule 5.2(f) are hereinafter referred to as the “Financial Statements.” The Financial Statements (including the notes) were prepared in accordance with Polish GAAP, and present fairly, subject to normal adjustments, the financial condition of PT as of the dates indicated thereon and the results of operations for the period reported therein.

(g) Level of Indebtedness. Except as set forth on Schedule 5.2(g) (hereinafter “Permitted Indebtedness”), at the Closing, PT will have no Indebtedness.

(h) Legal Compliance. PT has complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings and charges). To Seller’s best knowledge, no governmental or quasi-governmental authority has contacted PT, nor do Sellers have any reason to believe that PT will be contacted by a governmental or quasi-governmental authority regarding noncompliance with any such applicable laws.

(i) Tax Matters. PT has timely filed all Tax Returns that it was required to file, and has paid all applicable Taxes shown as owing. To the best knowledge of Sellers there are no outstanding claims or assessments (including penalty or interest claims) in respect of taxation (other than claims and assessments for VAT type taxes normally refunded in the ordinary course of business) and PT is not subject to any dispute with the relevant tax authorities or any other fiscal authority at the date of this Agreement. From the date hereof until the Closing, neither Sellers nor PT will take any action (other than the consummation of the transactions contemplated by this Agreement or in the ordinary course) which it reasonably believes could cause any net operating loss carryforwards, in existence as of the date hereof, of PT to become diminished or unavailable to Buyer or PT in any respect. No Taxes attributable to any period prior to the Closing will become payable by PT which, in the aggregate, exceed $100,000.

j) Real Property.

(i)	PT does not own any real property, except as disclosed on Schedule 5.2(j)(i).

(ii)	Each lease or sublease of real property leased or subleased to PT is in full force and effect and is legal, valid, binding, and enforceable against PT and, to the best knowledge of Sellers, the other parties thereto, and PT has not received any notice of any default thereunder.

(k) Contracts. Each contract requiring, on a noncancellable basis, expenditures by PT in excess of $100,000 in any calendar year to which PT is a party or to which its Assets or properties may be bound, are in full force and effect, and are valid, binding upon and enforceable against PT and, to the best knowledge of Sellers, the other parties thereto in accordance with their respective terms. With respect to all contracts to which PT is a party or to which its Assets or properties may be bound, neither PT nor any other party thereto has violated any of the terms or conditions of any such contract. PT has not received notification or other declaration of termination of any such contract.

(l) Litigation. To the best knowledge of Sellers, there is no litigation threatened against PT. PT is not involved in any action, suit, proceeding, hearing or investigation before any court or quasi-judicial or administrative agency of any national, provincial, or municipal jurisdiction of any country, nor is it a party to any injunction, judgment, order, decree, ruling or charge.

(m) Environmental Matters.

(i)	To the best knowledge of Sellers, PT (a) is not, nor has been, a party to or threatened with any judicial or administrative proceeding in any country alleging the violation of any national, provincial, municipal or local environmental statute or regulation; (b) has not received any notice to the effect that its operations are not in compliance with any of the requirements of applicable national, provincial or municipal environmental statutes or regulations or are the subject of any official investigation evaluating whether any remedial action is needed to respond to a release of any toxic or hazardous waste, substance or constituent or any other substance into the environment; and (c) has not received notice from, or been threatened by, any governmental agency that it is potentially liable for cleanup costs or damages arising out of the release of a hazardous substance and Sellers have no reason to expect such notice.

(ii)	To the best knowledge of Sellers, at no time has there been any discharge or spill of toxic or hazardous substances, wastes or effluents by, or attributable to, PT or any Third Party at or from any parcel of real property owned or leased by PT, currently or in the past.

(n) Labor Laws. PT complies in form and in operation in all respects with the applicable requirements of the labor laws and regulations currently in effect in Poland. There is no labor strike, dispute, slowdown or stoppage actually pending or, to the best of Sellers’ knowledge, threatened against or affecting PT and PT has not experienced any work stoppage since January 1, 1997. PT is not a party to any collective bargaining agreement.

(o) Benefits, etc. Except as required by applicable law, there are no pensions, life insurance benefits, disability benefits, sickness benefits or retirement benefits funded by PT for the benefit of any employees of PT.

(p) Government Authorizations, Permits. PT has all licenses, permits and authorizations of all governmental authorities having jurisdiction over it, which are necessary for the carrying on of its Business (“Government Authorizations”), and has complied with the terms of such Government Authorizations. For fiscal year 2004, PT had turnover (within the meaning of Article 15 of the Polish Act on Protection of Competition and Consumers dated December 15, 2000) of less than 10,000,000 EURO.

(q) Intellectual Property. PT has all patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights or similar rights necessary to the conduct of the Business of PT, and does not require any other such rights in connection with the conduct of its Business. To the best knowledge of Sellers, PT is not infringing or otherwise acting adversely to, the right of any person under or in respect to, any patent, license, trademark, trade name, service mark, copyright or similar intangible right. PT has not licensed any of the above rights in source code form to any party or entered into any agreement granting exclusive rights to such source code to any Person.

(r) No Undisclosed Liabilities. PT does not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except as follows: (i) any current liabilities which comprise part of the Working Capital, and (ii) long-term financing (inclusive of the financing described in Schedule 5.2(d) and 5.2(g)), conducted on commercially reasonable terms, which in the aggregate, does not exceed USD 1 million.

(s) Capital & Operating Budget. Attached as Schedule 5.2(s) is PT’s capital budget (“Capital & Operating Budget”), setting forth PT’s current intention of its planned capital and operating expenditures for fiscal years 2005 and 2006.

(t) Joint Ventures or Partnerships. PT is not, nor has it agreed to become, a member of any joint venture or partnership, and PT is not, nor has it agreed to become, a party to any agreement or arrangement for participating with others in any business sharing commissions or other income, except with respect to PT’s settlement obligations pursuant to its interconnection agreements with Telekomunikacja Polska SA.

(u) Powers of Attorney. Except as set forth in Schedule 5.2(u), as of the Closing, there will be no outstanding powers of attorney executed on behalf of PT.

5.3 Additional Representations and Warranties Concerning PT to be true at Closing. PT shall have reported net sales of not less than 39,500,000 PLN and earnings before interest, taxes, depreciation, and amortization (“EBITDA”) of not less than 11,950,000 PLN, respectively, for the fiscal year 2005 in its Polish GAAP financial statements. Failure to have reported at least 39,500,000 PLN of net sales or 11,950,000 PLN of EBITDA shall result in a decrease in the Purchase Price equal to the difference between 11,950,000 PLN and the actual reported EBITDA; provided that, if both the net sales and the EBITDA target are not met, there shall be a single Purchase Price adjustment.

5.4 Statements Correct and Complete. The statements contained in Sections 5.1 and 5.2 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing, except where the failure to be correct and complete would not in the aggregate have a Material Adverse Effect, or except where such statements refer to a specific date. With the exception of Buyer’s remedy to bring claims for fraud or intentional misrepresentation, Buyer’s sole remedy for a breaches by Sellers of any and all representation or warranty contained in Sections 5.1 and 5.2 which do not in the aggregate have a Material Adverse Effect shall be a purchase price adjustment as provided in Section 3.2. The statements contained in Section 5.3 will be correct and complete as of Closing, except where the failure to be correct and complete would not have a Material Adverse Effect. With the exception of Buyer’s remedy to bring claims for fraud or intentional misrepresentation, Buyer’s sole remedy for a breach by Sellers of any representation or warranty contained in Section 5.3 is the Purchase Price adjustment set forth therein. If Sellers’ breaches of Sections 5.1, 5.2 and 5.3, together with breaches of any covenants or agreements set forth in this Agreement in the aggregate have a Material Adverse Effect, then Buyer shall have the additional remedy provided in Section 14.1(a)(iv).

5.5 Cure. Should any of the representations and warranties of Sellers in Sections 5.1 or 5.2 be untrue, then Buyer shall notify Sellers in writing of such breach and Sellers shall have the right for 60 days from such notification to cure such breach.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Sellers to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby makes the following representations and warranties:

6.1 Organization. Buyer is an entity organized and validly existing under the laws of Poland and has the power and authority to own and use its properties and to transact the business in which it is engaged and to acquire the Shares pursuant to this Agreement. Buyer is duly qualified to do business as an entity, in good standing in Poland.

6.2 Authorization; Enforceabilitv. The execution and delivery of this Agreement and all other instruments or documents executed by Buyer in connection herewith, as well as all action required to be taken hereunder or thereunder by Buyer, have been duly authorized by Buyer, and upon execution and delivery, each such document will constitute the valid and binding obligation of Buyer enforceable upon and in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and by general principles of equity. All Persons who have executed this Agreement on behalf of Buyer are authorized to do so under its organizational documents and the laws of Poland.

6.3 Disclosure. No representation or warranty made herein by Buyer, and no statement contained in any certificate or other instrument furnished or to be furnished by Buyer to Sellers pursuant to this Agreement, contains or will contain any untrue statement of a Material fact.

6.4 Investment Banker’s Fees. Buyer has retained Piotr Majchrzak (the “Buyer Investment Banker”) as its representative in connection with the contemplated transaction, and Buyer shall be solely responsible for the payment of any commissions and/or fees payable to the Buyer Investment Banker for services rendered in connection with the contemplated transaction. Buyer has no other liability or obligation to pay any fees or commissions to a broker, finder or agent with respect to the contemplated transaction for which Sellers or PT is in whole or in part liable or obligated to pay.

6.5 Noncontravention. Except with respect to matters which would not prohibit the consummation of the contemplated transaction, neither the execution and delivery of this Agreement, nor the consummation of the contemplated transaction, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which Buyer is subject or conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or approval under any legal requirement, government regulation, agreement, contract, lease, license, instrument or other arrangement to which Buyer is party or by which Buyer is bound or to which any of its assets are subject. To the best knowledge of Buyer, there is no pending or threatened Material litigation or other Material proceedings, which would prohibit the execution, delivery or performance of this Agreement by Buyer.

6.6 Governmental Clearance. Buyer does not have a dominant position in any marketplace.

ARTICLE VII

CONDUCT OF BUSINESS OF PT PRIOR TO CLOSING

7.1 Restrictions on Operations Prior to Closing. Following its execution hereof until and including the Closing, Sellers shall cause PT to conduct its Business and operations and maintain all of the Assets according to PT’s ordinary and usual course of its Business, except as otherwise contemplated by the provisions of this Agreement. Buyer agrees and acknowledges that this Section 7.1 is not a substitute for specific representations and warranties, which have been the subject of extensive negotiation and included in Sections 5.1, 5.2 and 5.3. As such, this Section 7.1 shall not enlarge or expand or narrow the representations and warranties of the Sellers contained in this Agreement. Buyer specifically agrees that this Section 7.1 is not a representation, warranty or guaranty that PT will achieve any level of operating success. Buyer has attempted to list all important proscriptions in the following sentence. Without the prior written consent of Buyer, from the date hereof until the Closing, Sellers agree to cause PT not to:

(i)	Fail to maintain with reasonable diligent effort PT’s accounting systems, management information systems and cost controls according Polish standards;

(ii)	Fail to pay in a timely manner any Taxes, fees and charges of similar character, as well as any other liabilities and Indebtedness of PT as they become due;

(iii)	Fail to obtain any and all consents, permits, concessions and licenses necessary to the conduct of PT’s Business;

(iv)	Fail to prepare PT’s financial statements in accordance with Polish GAAP and as necessary to present truthfully and fairly PT’s financial condition and results of operations on a consistent basis;

(v)	Make any contract or incur any Indebtedness, other than Permitted Indebtedness, in excess of 1 million PLN;

(vi)	Directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any of PT’s Assets with a book value in excess of 100,000 PLN, other than in the ordinary course of PT’s Business consistent with past practice;

(vii)	Undertake any measures aimed at transforming the corporate identity of PT, merging PT with another entity, acquiring another entity or entering into or terminating any joint venture;

(viii)	Cease to conduct PT’s Business activities, unless required by applicable law;

(ix)	Incur or commit to any capital or operating expenditures, unless such capital or operating expenditure is reflected in the Capital & Operating Budget or pursuant to Mr. Tesmer’s severance arrangement in his employment agreement with PT;

(x)	Grant any loan or assume any obligation of a Third Party, except from time to time the granting of loans by PT to its employees that individually do not exceed 20,000 PLN;

(xi)	Fail to use reasonable diligent efforts to keep in service the Key Employees of PT (other than its President John Tesmer who Buyer understands will leave PT immediately following the Closing) consistent with good business practices and to preserve the goodwill of suppliers and customers and others having business relations with PT;

(xii)	Do or effect any of the following actions with respect to the Shares: (i) adjust, split, combine or reclassify the Shares, (ii) make, declare or pay any dividend or any distribution with respect to the Shares or reserve any such capital for such purpose, (iii) grant any person any right or option to acquire any Shares or (iv) redeem, purchase or otherwise acquire, directly or indirectly, any Shares, in each case, other than in order to comply with any provision of this Agreement;

(xiii)	Undertake any measures aimed at liquidating or dissolving PT.

(xvi)	Agree in writing or otherwise to take any of the foregoing actions.

7.2 Payment of Obligations. Sellers shall cause PT to pay its current liabilities consistent with prior business practices as and when they become due, except those being contested in good faith by appropriate proceedings.

7.3 Inventory. Sellers shall cause PT to continue to maintain its inventory of equipment and supplies in the ordinary course of PT’s Business.

ARTICLE VIII

BUYER REVIEW

8.1 Access to Documents. Following its execution hereof and until the Closing, Sellers shall cause PT to give Buyer and its representatives, including, without limitation, advisors, accountants and attorneys designated by Buyer, full access during ordinary business hours, upon reasonable notice (which shall not be less than 48 hours), to the premises, Assets and properties of PT and to the books of account, agreements and commitments of PT, provided that Buyer’s investigation and use of the same shall not unreasonably interfere with PT’s normal operations. Sellers shall permit Buyer to inspect, review and copy all information (including, without limitation, all communications with all government entities and their representatives) in Sellers possession with respect to PT’s Business to which Buyer may, from time to time, reasonably request access, including, without limitation, any interim financial statements and reports of PT and the Tax Returns and information relating to PT. Sellers shall cause the employees of PT to render to Buyer and its representatives reasonable cooperation in connection with their investigation of the premises, Assets and properties of PT, and the records, books of account, agreements, commitments and other information (including, without limitation, all communications with all government entities and their representatives) relating to PT’s Business. No such investigation by Buyer or its representatives of the Assets and other information relating to the Assets shall enlarge, expand or narrow the representations and warranties of the Sellers contained in this Agreement.

ARTICLE IX

FURTHER COVENANTS

9.1 Certain Actions to be Undertaken Prior to Closing. Sellers shall cause PT to file, within 30 days after the date hereof, all necessary and appropriate submissions to governmental authorities in connection with the purchase and sale of the Shares, and shall also cause PT to use commercially reasonable efforts, prior to the Closing (including, without limitation, attendance at local government or similar meetings and hearings before local and county administrative bodies) to obtain at PT’s expense all requisite consents, approvals and authorizations required to be received by or on the part of PT or Buyer for the purchase and sale of the Shares. Sellers shall cause PT to commence its efforts to obtain such requisite consents as soon as practicable after the date hereof. Buyer agrees to prepare and to cooperate fully with and to assist Sellers, subject to all the terms and conditions of this Agreement, in obtaining such government approvals.

9.2 Diligent, Good Faith Efforts and Further Assurances. Upon the terms and subject to the conditions of this Agreement, Buyer and Sellers shall each use diligent, reasonable best efforts to fulfill the respective conditions precedent to Closing set forth in Article X that are to be fulfilled by such party and to take, or cause to be taken, and to do all things reasonably necessary, proper or advisable under any applicable law to consummate and make effective in the most expeditious manner practicable, the transactions contemplated hereby.

9.3 Publicity. No press release, press kit or other written materials regarding this Agreement or the transactions contemplated hereby shall be issued or distributed by any party hereto without the other party’s prior written consent (which shall not be unreasonably withheld); provided, that either party hereto may disclose this Agreement to the extent required by law, including without limitation any disclosure required by applicable securities laws and stock exchange requirements: provided, further that in any such case, the parties hereto will make commercially reasonable efforts to allow the non-disclosing party to review and comment on the substance of such disclosure prior thereto.

9.4 Closing Notice. If Buyer desires to close prior to the Outside Date, Buyer shall notify Sellers not less than 30 days before the requested Closing. Sellers shall deliver to Buyer promptly, and in any event within 10 business days thereafter, notice of the satisfaction (or waiver) of all conditions to Buyer’s obligation to consummate the Closing.

9.5 Transfer Taxes. All Transfer Taxes shall be paid one half by Sellers and one half by Buyer when due. Buyer and Sellers shall cooperate in all reasonable respects to prepare and file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.

9.6 Non-Compete. Sellers shall not, for a period of five years from the Closing, engage in, or operate in any manner whatsoever (either directly or indirectly, as a principal, agent, owner, employee, partner, shareholder or independent contractor), or acquire any kind of interest, in any business activity, in competition with PT’s Business. Should Sellers commence any competitive activity toward PT, Buyer shall have the right to demand payment of a penalty not to exceed $1,000,000.

9.7 Obligation to Cooperate In Prosecution of Actions.

(a) Buyer acknowledges that an affiliate of Seller, PenneCom B.V. (together with its present and former employees, representatives, consultants, experts, attorneys and agents, “PenneCom”) and one of PenneCom’s former officers, Sylvester J. Orsi (together with his present and former representatives, consultants, experts, attorneys and agents, “Orsi”), are each plaintiffs in two civil actions, respectively, PenneCom B.V. v. Merrill Lynch & Co., Inc., et al., Civil Action No. 02-CV-5355 (DC), and Orsi v. Merrill Lynch & Co., Inc., et al., Civil Action No. 05-CV-2383 (DC), both of which are currently pending in the United States District Court for the Southern District of New York (singly and collectively, the “ML Litigation”). Buyer acknowledges that it has been provided with and has reviewed copies of the amended complaints filed in both actions, which are incorporated by reference herein. Buyer acknowledges its obligation to provide reasonable cooperation to PenneCom and Orsi in connection with the ML Litigation, as described further below. Buyer acknowledges that such cooperation obligation is a material condition that forms part of the consideration for this Agreement. Buyer acknowledges that a breach of such cooperation obligation shall be deemed a material breach of this Agreement. Buyer further acknowledges that time is of the essence in providing cooperation when requested.

(b) Buyer agrees that, until such time as Buyer receives written notification from PenneCom that the ML Litigation (including any appeals) has been finally concluded, Buyer shall provide reasonable cooperation to PenneCom and Orsi in the investigation, prosecution and conduct of all claims asserted in, or related to, the ML Litigation, including but not limited to maintaining, on it premises or facilities (which, as used herein, shall include any offsite storage facilities whether owned or leased) potentially relevant documents and information, making such information and documents available promptly upon request and providing access to Pilicka’s premises or facilities and to present and former officers, employees, consultants, representatives and agents. By way of example, and without limiting the foregoing, as part of its obligations hereunder, Buyer shall authorize and cause:

(i) Pilicka (which, for purposes of Sections 9.7 (b)-(g) hereof, shall include Pilicka’s consultants, agents, attorneys and other persons or entities subject to Pilicka’s control) to maintain and preserve (x) all books, records and other documents (including documents in electronic format, databases and emails) that exist in the files (including but not limited to all company and individual employee files and all warehouses or other storage areas) of Pilicka as of the Closing Date and (y) all documents (including documents in electronic format, databases and emails) created subsequent to the Closing Date of the type described in a “List of Post-Closing Documents to be Maintained and Preserved” that will be supplied by Seller to Buyer prior to the Closing;

(ii) Pilicka to give PenneCom and/or Orsi such access to Pilicka’s premises and facilities, or any other premises or facilities of Buyer where Pilicka documents may be maintained, as they may request, for uses related to the preparation for or conduct of the ML Litigation; and

(iii) Pilicka (x) to make available to PenneCom and/or Orsi, as they may request, any or all of the documents to be maintained and preserved pursuant to Section 9.7 (b)(i) above and (y) permit PenneCom and Orsi to utilize such documents for any purpose related to the ML Litigation; to make notes or extracts of such documents; to (at their expense) cause all or any of such documents to be copied (including copying through the services of an offsite vendor); to permanently remove any copies so made from the premises or facilities of Pilicka; and/or to temporarily remove original documents from the premises or facilities of Pilicka to the extent reasonably necessary for purposes of discovery or for trial; and

(iv) all directors, officers or employees of Pilicka, as may be requested by PenneCom and/or Orsi, to cooperate with and assist them in connection with the ML Litigation, including meeting with PenneCom and/or Orsi and providing PenneCom and/or Orsi with such information, evidence, deposition and/or trial testimony or other assistance (including, but not limited to, review and analysis of documents and computerized or database analysis) as they may request.

(c) If, subsequent to the Closing, Buyer or Pilicka determines to terminate the employment of a person who was employed by Pilicka as of the Closing, Buyer will notify PenneCom and Orsi as soon as practicable of the same, which notification shall identify the name of the person to be terminated and the expected termination date. If Buyer or Pilicka becomes aware that a person who was employed by Pilicka as of the Closing intends voluntarily to terminate his or her employment with Pilicka, Buyer will notify PenneCom and Orsi as soon as practicable of the same, which notification shall identify the name of the person to be terminated and the expected termination date. In addition to the foregoing, Buyer shall cause Pilicka, upon request by PenneCom or Orsi, to provide PenneCom and/or Orsi with the last known address of any former employee of Pilicka.

(d) Buyer acknowledges that the ML Litigation is not and never has been an asset of Pilicka or controlled by Pilicka, but is and has been exclusively an asset of, and controlled by, PenneCom and/or Orsi. Buyer acknowledges that, subsequent to the Closing, it has and will have no rights (including, but not limited to, rights of control) or interest in the ML Litigation, that all attorney-client privileges or similar privileges or protections (including, but not limited to, “work product” protection) that exist in connection with the ML Litigation belong, exclusively, to PenneCom and/or Orsi and that Buyer does not have, and subsequent to the Closing will not have, an attorney-client relationship, as regards the ML Litigation, with the counsel engaged by PenneCom or Orsi therein.

(e) Buyer further acknowledges that, if and to the extent any Pilicka personnel are requested by PenneCom and/or Orsi to cooperate and assist them in connection with the ML Litigation, such cooperation or assistance will be subject to applicable privilege and/or protection as “work product” in the courts where the ML Litigation is pending. Buyer agrees that it will direct any Pilicka personnel who, in accordance with the terms hereof, cooperate with or assist PenneCom or Orsi in connection with the ML Litigation to take such steps as may be requested of them by PenneCom or Orsi to maintain all applicable privileges or “work product” protection. Such steps may include, but not be limited to, maintaining the confidentiality of (i) any communications between PenneCom and/or Orsi and any Pilicka personnel and (ii) any analysis done by any Pilicka personnel for PenneCom or Orsi, and not disclosing the substance of (i) or (ii) above to any other person.

(f) In the event that Buyer or Pilicka concludes that, notwithstanding Section 9.7 (b) above, it is required, by legal compulsion or otherwise, to destroy any document that it would otherwise maintain and preserve in accordance with the terms of Section 9.7 (b) above, Buyer shall give PenneCom and Orsi no less than three (3) weeks prior written notice, which notice shall (i) identify any and all documents that Buyer or Pilicka concludes it is required to destroy and the reasons why Buyer or Pilicka concludes such destruction is necessary and (ii) in addition to and without limiting all other remedies and recourses available to them, provide PenneCom and Orsi with the opportunity to copy the documents prior to their destruction.

(g) Buyer shall not take, and shall not permit Pilicka to take, any actions that may prevent it or Pilicka from complying with the any of the obligations set forth in this Section 9.7. Without in any way limiting the provisions of the preceding sentence, in the event that Buyer or Pilicka wishes to engage in any subsequent merger, sale or other transaction that could, if implemented, result in the non-performance of, or inability to perform, any of the obligations set forth in this Section 9.7 by Buyer or Pilicka, Buyer shall so inform PenneCom and Orsi, and PenneCom and Orsi shall thereafter cooperate with Buyer with a view towards agreeing on a structure for the proposed transaction that (if consented to by PenneCom and Orsi) would allow the proposed transaction to be effectuated while preserving to PenneCom and Orsi the rights and protections set forth in this Section 9.7.

(h) Buyer acknowledges that Seller has advised Buyer that the ML Litigation is subject to an abbreviated discovery schedule and, as such, time is of the essence in providing any and all requested cooperation. Buyer agrees that the rights and obligations set forth in this Section 9.7 may be specifically enforced by any Polish court having jurisdiction, and further acknowledges and agrees that the provisions of this Section 9.7 may be directly enforced by PenneCom and Orsi, each of whom is an intended beneficiary hereof.

9.8 Material Adverse Change. The parties agree and acknowledge that the concept of a material adverse change shall not apply to the transactions contemplated in this Agreement.

ARTICLE X

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ALL PARTIES

The obligations of each of the parties to consummate the transactions contemplated hereby are subject to the conditions that:

10.1 Orders Prohibiting Consummation of Transactions. At the Closing, there shall exist no applicable law, rule, regulation, order, judgment or injunction issued by any regulatory authority, court or government agency, the effect of which is to prohibit consummation of the transactions contemplated by this Agreement. All necessary pre-merger notification filings required by the Polish antimonopoly agency in connection with the transactions contemplated by this Agreement will have been made with such agency and any prescribed waiting periods (and any extensions thereof) will have expired or been terminated or a non-objection statement shall have been issued by such agency.

10.2 Execution of Polish Law Contract of Sale. Each of the parties shall have executed, in notarized form under the laws of Poland, and delivered to each of the other parties an unconditional agreement for the sale of shares consistent with this Agreement and which shall be attached hereto and incorporated herein by this reference as Exhibit A. The parties agree and acknowledge that the execution of Exhibit A, a requirement under Polish law, shall in no way limit or alter the application of Section 17.7.

ARTICLE XI

CONDITIONS PRECEDENT TO BUYER’S OBLIGATIONS

The obligation of Buyer under this Agreement to purchase all of the Shares is subject to the fulfillment (or waiver in whole or in part by Buyer in writing) on or before the Closing (or such earlier date as may be specified), of each of the following conditions:

11.1 Compliance with Agreement. Sellers shall have performed and complied with all covenants and agreements in this Agreement to be performed by them at or prior to Closing and the representations and warranties of Sellers contained in Sections 5.1, 5.2 and 5.3 shall be true in all respects on the date hereof and on the Closing (except representations expressly limited to a different date) as though such representations and warranties were made on and as of the Closing, except to the extent any and all nonperformance or noncompliance with covenants and agreements and breaches of representations and warranties in the aggregate do not have a Material Adverse Effect or within 60 days of notice to Sellers have been cured.

11.2 Instrument of Transfer. Sellers shall deliver to Buyer any required instrument of transfer, duly executed by Sellers, selling, assigning and transferring to Buyer all right, title and interest in and to all of the outstanding Shares.

11.3 Certificate of Officer. Sellers shall deliver to Buyer a certificate of an authorized executive officer of Sellers dated the Closing, certifying as to the fulfillment of the conditions set forth in Sections 11.1 and 11.2 above, together with a certified authorizing resolution and incumbency certificate.

11.4 Removal of Pledge. D&E shall have caused the pledge on any and all Shares held in its name to be extenguished.

ARTICLE XII

CONDITIONS PRECEDENT TO SELLERS’ OBLIGATIONS

The obligation of Sellers under this Agreement to sell all of the Shares is subject to the receipt of the Purchase Price and to the fulfillment (or waiver in whole or in part by Sellers in writing) on or before the Closing (or such earlier date as may be specified) of each of the following conditions:

12.1 Correctness of Representations and Warranties. The representations and warranties of Buyer contained in this Agreement (without giving effect to any limitation as to “Materiality” or “Material Adverse Effect” set forth therein) shall be true in all respects on the date hereof and on the Closing as though such representations and warranties were made on and as of the Closing, except to the extent that any inaccuracies are not, in the aggregate, Material.

12.2 Compliance with Agreement. Buyer shall have performed and complied in all Material respects with its obligations under this Agreement to be performed by it at or prior to Closing.

12.3 Certificate of Buyer. Buyer shall have delivered to Sellers a certificate signed by an executive officer of Buyer, dated the Closing, certifying as to the fulfillment of the conditions set forth in Sections 12.1 and 12.2 above, together with a certified authorizing board resolution and incumbency certificate.

ARTICLE XIII

EXPENSES OF NEGOTIATION AND TRANSFER

Except as otherwise provided in this Agreement, each party shall pay its own expenses, Taxes and other costs incident to or resulting from this Agreement whether or not the transactions contemplated hereby are consummated. This provision will survive the termination of this Agreement.

ARTICLE XIV

RIGHTS TO TERMINATE; PAYMENTS

BETWEEN BUYER AND THE SELLER

14.1 Termination Rights.

(a) This Agreement may be terminated prior to the Closing:

(i)	at any time by mutual consent of Sellers (unanimously) and Buyer;

(ii)	by either Sellers or Buyer, if there shall be in effect a final, nonappealable order of any regulatory authority, court or government agency restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(iii)	by Sellers (provided that Sellers are not then in Material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a Material breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement (other than breaches contemplated by Section 14.1(a)(v)) on the part of Buyer, which breach is not cured within 90 days following written notice to Buyer, or which breach, by its nature, cannot be cured;

(iv)	by Buyer (provided that Buyer is not then in Material breach of any representation, warranty, covenant or other agreement contained herein) if Sellers’ breach of any of covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Sellers in the aggregate have a Material Adverse Effect which breaches are not cured within 60 days following written notice to Sellers, or which breaches, by its nature, cannot be cured;

(v)	by Sellers (provided that Sellers are not then in Material breach of any representation, warranty, covenant or other agreement contained herein) if Buyer shall have: (1) failed to make the Deposit required by Section 14.2, (2) failed to pay the Additional Consideration required by Section 3.1(b) by the Sixth-Month Date, or (3) failed to pay any portion of the Purchase Price on the Closing, which shall occur no later than the Outside Date as provided in Section 4.1;

(vi)	by Sellers any Purchase Price adjustment pursuant to Section 3.2 shall result in a decrease in the Purchase Price by at least $ 1,500,000.

(b) In addition to any other remedies available under law or in equity, the terminating party under Sections 14.1(a)(iii), 14.1(a)(iv) and 14.1(a)(v) shall be entitled to a break-up fee of $ 1,000,000 from the breaching party.

(c) In order to terminate this Agreement pursuant to this Section 14.1, the terminating party shall give prompt written notice thereof to the other party hereto and this Agreement shall thereupon terminate, without further action by either of the parties hereto. If the Agreement is terminated: (i) except as otherwise provided herein, the termination of this Agreement shall not relieve any party of any liability for breach of this Agreement prior to the date of termination; and (ii) all filings, applications and other submissions relating to the transfer of the Shares made pursuant to this Agreement shall, to the extent practicable, be withdrawn from the agency or other person to which made. In the event of a termination of this Agreement by any party hereto, the provisions of this Article XIV, Sections 9.5 and Article XIII shall survive any such termination.

(d) Nothing in this Article XIV is intended or shall be construed to limit any right either party may have under any other provision of this Agreement with respect to the remedy of specific performance.

14.2 Deposit. No later than 9:30 a.m., Poland time, on the day immediately following execution of this Agreement Buyer shall irrevocably instruct its bank to wire a deposit of $ 1 million (the “Deposit”) to the following account:

Bank Address:	Washington County Bank
1523 Washington Street Blair, Nebraska 68008 U.S.A.

Account Name:
Account Number:
Bank Routing Number:

14.3 Material Adverse Effect and Material Breach. For the purpose of establishing whether a Material Adverse Effect has occurred in order to determine Buyer’s termination rights under Section 14.1 (a)(iv) or whether Buyer’s breaches are in the aggregate Material in order to determine Sellers’ termination rights under Section 14.1(iii), Buyer and Sellers shall attempt jointly to resolve any discrepancies according to the procedure set forth in Section 3.2(e); provided, however, that if either party seeks to terminate, such process shall commence within 15 days after receipt by the other party of notification of the decision to terminate. The accounting firm shall report its conclusions in writing to Buyer and the Seller and such conclusions as to whether a Material Adverse Effect, or Material breach by Buyer, has occurred shall be conclusive on Sellers and Buyer and not subject to dispute or review.

ARTICLE XV

INDEMNIFICATION

15.1 Indemnification by the Seller.

(a) Except to the extent provided for in the Section 3.2, Sellers shall indemnify Buyer against and hold it harmless from any and all Indemnifiable Damages which Buyer may suffer or incur by reason of (i) any breach by Sellers of any of the Sellers’ representations and warranties contained in this Agreement or any document, certificate or agreement delivered pursuant hereto, or (ii) any breach by Sellers of any of the Sellers’ covenants or agreements contained in this Agreement or any document, certificate or agreement delivered pursuant hereto. Notwithstanding anything contained in this Agreement to the contrary, if Buyer makes any claim for damages, Buyer will use reasonable efforts to mitigate the amount and nature thereof in accordance with customary industry procedures and all reasonable costs and expenses that Buyer incurs in mitigating those damages shall be considered Indemnifiable Damages.

(b) Sellers’ obligation to indemnify Buyer pursuant to Section 15.1 (a) shall be subject to and limited by each of the following qualifications:

(i)	Except for the representations set forth in Section 5.3 for which the remedies for Buyer are limited to those set forth therein, and Buyer’s right to bring claims for fraud or intentional misrepresentation, each of the other representations and warranties made by Sellers in this Agreement or pursuant hereto shall survive the Closing hereunder for a period of one year from and after the Closing, unless (and then only to the extent) a claim shall have been commenced by Buyer providing Sellers with written notice thereof within one year after the Closing. In any notice delivered by Buyer pursuant to the preceding sentence, Buyer shall identify the claim, set forth the basis thereof and its good faith estimate of the amount of damages thereof, and in that event the applicable representations and warranties shall survive solely with respect to such claim until such claim has been resolved, and thereafter shall be extinguished as to such claim. No legal action or proceeding for the enforcement of any foregoing claim may be commenced more than one year following the Closing.

(ii)	Sellers shall have no liability to Buyer for or on account of any of the Indemnifiable Damages provided in Section 15.1(a)(i) unless and until such damages in the aggregate (exclusive of and without reference to any and all damages attributable to any breach by Buyer of any representation, warranty or covenant) exceed $500,000 (the “Basket”), in which case such damages shall include only those Indemnifiable Damages in excess of the Basket.

(iii)	The total aggregate liability of Sellers, whether pursuant to its indemnity obligation under this Section 15.1 or otherwise under this Agreement, shall be limited in all respects to the amount of the Purchase Price.

15.2 Indemnification by Buyer.

(a) Except to the extent provided for in the Section 3.2, Buyer shall indemnify Sellers against and hold it harmless from any and all Indemnifiable Damages which Sellers may suffer or incur by reason of (i) any breach by Buyer of any of Buyer’s representations and warranties contained in this Agreement or any document, certificate or agreement delivered pursuant hereto, any breach by Buyer of any of Buyers covenants or agreements contained in this Agreement or any document, certificate or agreement delivered pursuant hereto, or any liabilities for obligations, whether accrued, absolute, contingent or otherwise, and whether due or to become due, assumed by Buyer pursuant to this Agreement or any document, certificate or agreement delivered pursuant hereto or arising out of any acts occurring (or the operation of the Business) after the Closing. However, notwithstanding anything contained in this Agreement to the contrary, if Sellers makes any claim for damages, Sellers will use reasonable efforts to mitigate the amount and nature thereof in accordance with customary industry procedures and all reasonable costs and expenses that Sellers incur in mitigating those damages shall be considered Indemnifiable Damages.

(b) Buyers obligation to indemnify Sellers pursuant to Section 15.2(a) shall be subject to and limited by each of the following qualifications:

(i)	Each of the representations and warranties made by Buyer in this Agreement or pursuant hereto shall survive the Closing hereunder for a period of one year from and after the Closing, unless (and then only to the extent) a claim shall have been commenced by Sellers providing Buyer with written notice thereof within one year after the Closing. In any notice delivered by Sellers pursuant to the preceding sentence, Sellers shall set forth the basis of its claim for damages and its good faith estimate of the amount thereof, in which case the applicable representations and warranties shall survive with respect to such claim until such claim has been resolved, and thereafter all such representations and warranties shall be extinguished, and no action for the enforcement of the foregoing obligation may be commenced with respect to any claim made more than one year following the Closing.

(ii)	Buyer shall have no liability to the Seller for or on account of any of the Indemnifiable Damages provided in Section 15.2(a)(i) unless and until such damages in the aggregate (exclusive of and without reference to any and all damages attributable to any breach by Sellers of any representation, warranty or covenant), exceed the Basket (i.e., $500,000), in which case such damages shall include only the Indemnifiable Damages in excess of the Basket.

(iii)	The total aggregate post-Closing liability of Buyer, whether pursuant to its indemnity obligation under this Section 15.2 or otherwise under this Agreement, shall be limited in all respects to the amount of the Purchase Price.

15.3 Notice and Right to Defend Third Party Claims. Promptly, upon receipt of notice of any claim, demand or assessment made by any Third Party or the commencement of any suit, action or proceeding brought by any Third Party in respect of which indemnity may be sought on account of any provision of Article XV hereof, the party seeking indemnification (the “Indemnitee”) will give written notice thereof to the party from whom indemnification is sought (the “Indemnitor”) promptly and in any event within sufficient time to enable the Indemnitor to respond to such claim or answer or otherwise plead in such action. The failure or omission of such Indemnitee to notify promptly the Indemnitor of any such Third Party claim or action shall not relieve such Indemnitor from any liability which it may have to such Indemnitee in connection therewith, on account of any indemnity agreement contained in Article XV hereof, except to the extent that the Indemnitor shall have been materially prejudiced thereby. In case any Third Party claim, demand or assessment shall be asserted or Third Party suit, action or proceeding commenced against an Indemnitee, the Indemnitor shall be entitled to participate therein, and, to the extent that it may wish, to assume the defense, conduct or settlement thereof, with counsel reasonably satisfactory to the Indemnitee by providing the Indemnitee with written notice within 10 days after receipt of the Indemnitee’s notice of the claim, demand or assessment. After notice from the Indemnitor to the Indemnitee of its election so to assume the defense, conduct or settlement thereof within such 10-day period, the Indemnitor will not be liable to the Indemnitee for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense, conduct or settlement thereof. The Indemnitee will cooperate with the Indemnitor in connection with any such claim, and make personnel, books and records relevant to the claim available to the Indemnitor. In the event that the Indemnitor does not assume the defense, conduct or settlement of any Third Party claim, demand, or assessment within the foregoing 10-day period, the Indemnitee will not settle such claim, demand, or assessment without the consent of the Indemnitor, which shall not be unreasonably withheld. A claim shall be deemed conceded, unless the Indemnitor shall contest it by giving written notice thereof to the Indemnitee within 30 days after such claim is made.

15.4 Characterization of Indemnity Payments. Any indemnification payment made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable law.

ARTICLE XVI

CASUALTY OR LOSS

16.1 Repairs or Replacement of Assets. In the event that any of the Assets is damaged or destroyed between the date hereof and the Closing (an “Event of Loss”), then Sellers shall cause PT to use such commercially reasonable efforts as would customarily be applied in the ordinary course of business to repair or replace the respective damaged or destroyed Asset(s) with comparable property of like value and quality before the Closing. To the extent that any such loss is not covered by insurance proceeds, the Purchase Price shall be decreased by the cost of repair or replacement, unless the replacement is made prior the Closing. In the event that any such damaged or destroyed Asset(s) cannot reasonably be repaired or replaced prior to the Closing, the Purchase Price shall be decreased by the replacement cost of any such damaged or destroyed Asset(s) and all insurance proceeds and claims to insurance proceeds or other rights of PT against any Third Parties arising from such Event of Loss shall (to the extent assignable under applicable law and the applicable insurance policy) be separately assigned to Sellers by PT. If the Event of Loss shall have had a Material Adverse Effect which Event of Loss cannot be remedied within a reasonable period of time, Buyer may elect either (i) to exercise its right under Section 14.1(a)(iv) to terminate this Agreement or (ii) to close the transaction with the Purchase Price being decreased by the replacement cost of the damaged or destroyed Asset(s) and all insurance proceeds and claims to insurance proceeds or other rights of PT against any Third Parties arising from such Event of Loss shall (to the extent assignable under applicable law and the applicable insurance policy) be separately assigned to Sellers by PT. If Buyer and Sellers cannot resolve any dispute which may arise regarding the magnitude of any Purchase Price reduction made pursuant to this Section 16.1, Buyer and Sellers shall jointly retain the Warsaw office of PricewaterhouseCoopers, or (in the event of the unavailability or unwillingness to serve of PricewaterhouseCoopers or the existence of any conflict of interest on the part of PricewaterhouseCoopers with respect to either Buyer or Sellers), the New York City office of another mutually-acceptable nationally known independent public accounting firm to review the Event of Loss and the Purchase Price reduction to be made in connection therewith. The cost of retaining such independent public accounting firm shall be borne equally by Sellers and Buyer. Such firm shall report its conclusions in writing to Buyer and Sellers and such conclusions as to adjustments pursuant to this Section 16.1 shall be conclusive on Sellers and Buyer and not subject to dispute or review.

16.2 Risk of Loss. The risk of any loss damage or destruction with respect to any of the Assets (whether from fire, casualty or other cause) shall be borne by and remain with Sellers until the Closing.

ARTICLEXVII

MISCELLANEOUS

17.1 Assignment. Neither this Agreement, nor any right hereunder, may be assigned by any of the parties hereto, without the prior written consent of all other parties hereto which consent shall not be unreasonably withheld (unless such assignment may reasonably be expected to cause a delay or impede the satisfaction of any condition precedent to the Closing of the transactions contemplated by this Agreement), and if any such assignment is made, the assigning party shall, together with the assignee, be and remain liable to the other party for the performance and fulfillment of the assigning party’s covenants, duties and obligations hereunder.

17.2 Successors. This Agreement shall be binding upon and inure to the benefit of Buyer and Sellers and their respective successors or assigns, subject in all respects to Section 17.1.

17.3 Entire Agreement. This Agreement, including the Schedules and Exhibits hereto, and the Confidentiality Agreement executed on February 10, 2005 between the parties hereto, constitute the entire agreement of the parties, and supersedes all prior documents, agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by or on behalf of either party hereto or any officer, employee, representative or agent of either party hereto. Such Confidentiality Agreement is deemed to be modified to allow the parties or their Affiliates to disclose any information regarding this Agreement to their respective boards, officers, investors, lenders or limited or general partners, or to any agency for which filings are required by law or are necessary to effect the transactions contemplated by this Agreement.

17.4 Third Parties. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or other entity, other than the parties hereto and their permitted successors or assigns, any rights or remedies under or by reason of this Agreement.

17.5 Agreements in Writing. The terms of this Agreement may not be amended, modified or waived except by written agreement executed by Buyer and Sellers.

17.6 Jurisdiction and Consent to Suit. Any proceeding to enforce this Agreement shall be brought in any state or federal court of competent jurisdiction in the State of New York, United States of America. Each of the Sellers and Buyer hereby irrevocably waive any present or future objection to any such venue, and irrevocably consent and submit unconditionally to the non-exclusive jurisdiction for itself and in respect of any of its property of any such court. Sellers and Buyer further agree that final judgment against it in any such action or proceeding arising out of or relating to this Agreement shall be conclusive and may be enforced in any other jurisdiction within or outside the United States of America by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and of the amount of its obligation. Prior to the Closing, Buyer shall irrevocably designate and appoint CT Corporation System, 111 8th Avenue, New York, New York 10011 as its authorized agent to receive, accept and acknowledge on its behalf service of process in any such proceeding, and shall provide Sellers with evidence of the prepayment in full of the fees of such agent. Buyer agrees that service of process, writ, judgment or other notice of legal process upon said agent shall be deemed and held in every respect to be effective personal service upon it. Buyer shall maintain such appointment (or that of a successor satisfactory to Sellers) continuously in effect at all times while Buyer is obligated under this Agreement. Nothing herein shall affect Sellers’ right to serve process in any other manner permitted by applicable law.

17.7 Governing Law Enforcement. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, United States of America, without reference to such States laws governing conflicts of laws.

17.8 Interpretation. The headings of the Articles and Sections of this Agreement are inserted for convenience of reference only and shall not constitute a part hereof or affect in any way the meaning or interpretation of this Agreement.

17.9 Notices. All notices hereunder shall be in writing, and shall (i) be transmitted (or be attempted to be transmitted) by facsimile to the respective facsimile numbers set forth below (or such other facsimile number as either party may designate to the other by written notice in accordance herewith) and, in addition to any such facsimile transmittal, (ii) be delivered (and shall be deemed to have been delivered on the date of the first attempted delivery) by a reputable delivery service offering an express service, to the respective party at its address set forth below or such other address as either party may designate to the other by written notice in accordance herewith:

If to Sellers:

EuroTel LLC

HunTel Systems, Inc.

Consolidated Companies, Inc.

D&E Investments, Inc.

Michael A. Jacobson

1638 Lincoln Street

P.O. Box 400

Blair, NE 68008

USA

Facsimile Number: 1 (402) 426-6298

with a complete copy under separate cover (which copy by itself shall not constitute notice) to:

Sylvester J. Orsi

4962 South 174th Avenue

Omaha, NE 68135

USA

Facsimile Number: 1 (402) 502-1178

If to Buyer:

MNI S.A.

Attention: Mariusz Pilewski - President

ul. Zurawia 8

00-503 Warsaw

Poland

Facsimile Number: 48 (22) 627-0914

with a complete copy under separate cover which copy by itself shall not constitute notice) to:

Piotr Majchrzak

Facsimile Number: 48 (22) 717-2134

17.10 Severabilitv. Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

17.11 Currency. All cash payments under this Agreement (including, without limitation, payment of the Cash Payment, Additional Consideration, and the Deposit) shall be in U.S. dollars. For the purposes of this Agreement, with respect to all currency amounts and other monetary- related amounts which are expressed in terms of U.S. dollars, where there are cash balances or amounts denominated in currencies other than U.S. dollars, then the equivalent amount of U.S. dollars shall be determined by reference to the midpoint of the exchange rates for the other currency, as compared to U.S. dollars as set forth in the Wall Street Journal as of the close of business on the business day immediately preceding the date on which the amount is to be determined.

17.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which executed counterparts shall be deemed to constitute an original and all of which, taken together, shall be deemed to constitute one and the same instrument.

17.13 Late Payments. If any payment required to be made by Sellers or Buyer is not made by the date provided, such payment shall bear additional late interest from the date due until paid at the rate of 10% per annum.

IN WITNESS WHEREOF, the parties hereunto have duly executed this Agreement as of the date hereof.

Effective November 14th, 2005

By:

Its:

By:

Its:

EUROTEL L.L.C

By:

Its:

HUNTEL SYSTEMS, INC

By:

Its:

D&E INVESTMENTS, INC.

By:

Its:

CONSOLIDATED COMPANIES, INC.

By:

Its: